UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                              Commission No. 0-10039

( ) Form 10-KSB  ( ) Form 20-F  ( ) Form 11-K  (X) Form 10-Q SB   ( ) Form N-SAR
                        For Period Ended: March 31, 2002

( ) Transition Report on Form 10-K           ( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K           ( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

    For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:

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PART I -REGISTRANT INFORMATION
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Full Name of Registrant:                    eB2B Commerce, Inc.
Former Name if Applicable:
Address of Principal Executive Office:      665  Broadway
                                            New York, New York 11003
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PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

     (a) The reasons described in reasonable detail in Part III of this form could-not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons  why the Form 10-KSB,  20-F,  11-K,
10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

During 2001, the Company effected a restructuring plan, which included the elimination of a number of positions. In December 2001, a new controller was hired by the Company, which controller has significant responsibility for preparing the Form 10-QSB. In January 2002, the Company completed its acquisition of Bac-Tech Systems, Inc. The controller of the Company has spent significant time in connection with the integration of this company, among other responsibilities. Additionally, as a result of the acquisition, the Company is required to comply with the pro forma disclosure requirement of SFAS 141 and
142. As a result of the foregoing events, additional time is required to prepare and review the Company's Form 10-QSB.
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PART IV. - OTHER INFORMATION
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     (1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

                                Richard S. Cohan
                                 (212) 477-1700

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                  (X) Yes ( )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  (X) Yes ( )No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's operating results for the first quarter of 2002, as compared to the first quarter of 2001, are as follows: Revenues for the first quarter of 2002 were $1,616,000, as compared to $1,864,000 for the comparable period of the prior year. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and net loss were $317,000 (loss) and $1,594,000, respectively, for the first quarter of 2002, as compared to $3,549,000 (loss) and $8,097,000, respectively, for the comparable period of the prior year.
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
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                               eB2B COMMERCE, INC.
                    -----------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2002                      By:     /s/Richard  S. Cohan
                                           -------------------------------------
----------------------------------         Richard S. Cohan,
                                           Chief Executive Officer and President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C.1001)
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